UC Asset Limited Partnership
537 Peachtree Street NE
Atlanta, GA 30308, USA

May 13, 2022

To: William Demarest or Robert Telewicz

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP

Amendment No.5 to Registration Statement on Form 10-12G

Response Dated October 29, 2021

Form 10-K for Fiscal Year Ended December 31, 2020

Form 10-Q for Fiscal Quarter Ended March 31, 2021

File No. 000-56203

Dear Mr. Demarest/Mr. Telewicz:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”), is submitting this letter in response to two of your comment letters dated March 24, 2022, and April 29, 2022. In this response, we will refer to the two comment letters as “March 24 Letter” and “April 29 Letter” respectively.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

April 29 Letter

We issued comments to you on the above captioned filing on March 24, 2022. Additionally, we discussed our comments with you on April 8, 2022. In that call, we advised you that you have a continuing responsibility to correct any periodic reports that were due at the time your Form 15 was filed on March 28, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments, including your plan to correct prior periodic reports, by May 13, 2022.

RESPONSE: In response to the Staff’s comments in its March 24 Letter, we have filed a Form 8-K on March 25, 2022 notifying the Market that the SEC has objected to the Company’s conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for certain historical periods, and that the Company’s previously issued financial statements should no longer be relied upon. Specifically, we notified the Market that the following filings should not be relied upon:

The Company’s registration statement on Form 10-12 G filed on September 18, 2020; The Company’s registration statement on Form 10-12 G/A filed on December 21, 2020; the Company’s registration statement on Form 10-12G/A filed on March 11, 2021; the Company’s registration statement on Form 10-12G/A filed on April 29, 2021; the Company’s Annual Report on Form 10-K filed on August 3, 2021; the Company’s quarterly report on Form 10-Q filed on September 10, 2021; the Company’s quarterly report on Form 10-Q filed on September 10, 2021; the Company’s registration statement on Form 10-12G/A filed on September 16, 2021; the Company’s amended annual report on Form 10-K/A filed on November 1, 2021, and the Company’s quarterly report on Form 10-Q filed on November 23, 2021.

We have also switched our accounting policy from fair value accounting to historic accounting for the past 2 years prior to December 31, 2021. This change of accounting policy is reflected in our Form 1-K, which we intended to file on April 30, 2022. Due to procedural reasons, our Form 1-K had not been filed until May 13, 2022. The delay of our Form 1-K filing is also the reason that we have not provided an earlier response to your March 24 Letter.

We believe these actions have satisfactorily notified the Market of the issue and that the prior filings and financial statements should no longer be relied upon.

March 24 Letter:

Registration Statement on Form 10-12G, Response Dated October 29, 2021

Note 4 - Fair Value of Financial Instruments, page F-9

1. We have considered your response to our prior comment 1 in your letter dated September 15, 2021. We object to your conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for its historical periods presented. We do not believe the Company met the fundamental characteristic criteria as described under ASC 946-10-15-6 at entity inception, and do not believe there has been a reconsideration event under ASC 946-10-25-1. Please restate your previously issued financial statements accordingly. Additionally, please also file a Form 8-K pursuant to Item 4.02 disclosing that the financial statements in these filings should no longer be relied upon.

RESPONSE: In response to the staff’s comments above, we have taken the following actions:

A.	We have filed a Form 8-K on March 25, 2022, one day after the above comments were issued to us in writing. In this Form 8-K, we have notified the Market that the Form 10 should not be relied upon, and that the financial statements in all filings made since the filing of our Form 10 should no longer be relied upon.

B.	We have restated our financial statements for the past 2 years prior to December 31, 2021, in our Form 1-K, which was filed on May 13, 2022. These financial statements do not use the Investment Company Accounting method.

C.	We filed a Form 15 on March 28, 2022, which terminated our registration under the 34 Act.

Form 10-K for Fiscal Year Ended December 31, 2020 and Form 10-Q for Fiscal Quarter Ended March 31, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

2. We note your response to comment 7 relating to your Form 10-Qs and we reissue it. Please disclose the material terms of the acquisition of the Rufus Rose House by ALS. In addition, provide the basis for the statement that ALS expects to collect $1 million to $5 million from sales of the NFTs. See Item 10(b) of Regulation S-K for the Commission policy on projections.

RESPONSE: In response to the Staff’s comments, as discussed more fully above, we have notified the Market that these filings should not be relied upon.

In addition, we believe the language described in your comment meets the guidelines in Item 10(b) of Regulation S-K. Particularly, Item 10(b) of Regulation S-K states that “the Commission does not believe that a registrant always must have had such a history or experience in order to formulate projections with a reasonable basis,” and “An outside review of management's projections may furnish additional support for having a reasonable basis for a projection.”

In addition, we have provided more disclosure regarding this projection in our Form 10-Q for the fiscal quarter ended September 30, 2021. For your convenience, we have copied the full text of that disclosure as discussed below:

“According to the projection provided by the third party, ALS may collect $1 million to $5 million from sales of those NFTs. This projection is of a broad range and highly speculative. The actual result may vary significantly from the projection. As of and by the end of this reporting period, the management has no reasonable ground to determine whether and/or when any of the projected sales will be realized. It is worthy to notice that ALS acquired Rufus Rose House on the basis of its commercial value as an office building, and any sales from NFTs representing the properties’ intangible and historic value will provide extra return on this investment. To sum up, NFT licensing fee is potentially an extra source of return that may have significant positive impact on our operation results, but it is of high uncertainties and not reliable at this moment.”

3. We reissue comment 5. Please discuss the material changes from period-to-period in the financial statements, as required by Item 303(b) of Regulation S-K. This comment also applies to the Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.

RESPONSE: As discussed in more detail above, we have notified the Market that they should not rely on these filings. This applies to any “material changes” included in those financial statements. This obviates the need to revise the prior filings noted.

If you have any questions regarding these issues, please feel free to contact me Larrywu@ucasset.com.

Sincerely,

/s/ Larry Xianghong Wu
Larry Xianghong Wu

P.S.: Starting from May 01, 2022, our primary office address has changed to 537 Peachtree Street NE, Atlanta, GA 30308. Please direct your correspondence to this address from now on.

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